January 21, 2020

VIA EDGAR AND FEDERAL EXPRESS

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PTK Acquisition Corp.
Draft Registration Statement on Form S-1
Filed December 23, 2019
CIK 0001797099

Ladies and Gentlemen:

This letter is being submitted on behalf of PTK Acquisition Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 filed on December 23, 2019 (the “Registration Statement”), as set forth in your letter dated January 13, 2020 (the “Comment Letter”). The Company is concurrently submitting via EDGAR an Amended Draft Registration Statement (“Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amended Draft Registration Statement. Defined terms used herein but not otherwise defined shall have the meaning set forth in Amended Draft Registration Statement, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and Amended Draft Registration Statement (marked to show changes from the Registration Statement).

Form DRS filed December 23, 2019

Prospectus Summary, page 1

1.

We note the administrative support agreement referenced in footnote 4 to the financial statements. Please revise the disclosure throughout the prospectus, such as the summary and certain related transactions sections, to disclose the $10,000 payment for overhead and administrative support. In addition, if this is a written agreement, please file as an exhibit. See Item 601(b)(10) of Regulation S-K.

Division of Corporate Finance

January 21, 2020

RESPONSE: We respectfully advise the Staff that there is no current agreement requiring the Company to repay its Sponsor, PTK Holdings LLC, for overhead and administrative support. The Company’s intent is for the Prospectus to disclose that the Company may agree in the future to pay its Sponsor up to $10,000 per month for overhead and administrative support. We have revised the disclosure on Pages 16, 26, 46, 47 and 54 of the Prospectus and Page F-12 to clarify.

Risk Factors, page 24

2.

We note your disclosure stating there will be 79,050,000 authorized but unissued shares of common and preferred stock available for issuance immediately after the public offering. It appears that the 1,000,000 shares of authorized preferred stock may not be included in the aforementioned balance. Please amend the document as needed or reconcile to us the components of such balance to provide further clarity.

RESPONSE: We respectfully advise the Staff that we have revised Page 25 of the Prospectus in response to the Staff’s comment.

Signatures, page II-10

3.	Please include the signature of the controller or principal accounting officer, as required by Instruction 1 to Signatures to Form S-1.

RESPONSE: We respectfully advise the Staff that we have revised the Signature Page to the Form S-1 in response to the Staff’s comment.

* * *

Division of Corporate Finance

January 21, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:     Babette Cooper

Wilson Lee

Ronald (Ron) Alper

Pam Howell

Securities and Exchange Commission

Ker Zhang

PTK Acquisition Corp.